UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 23, 2025

Bleichroeder Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42392	98-1797826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, Fl 47
New York, NY 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 212-984-3835

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	BACQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BACQ	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share	BACQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously disclosed, on August 13, 2025, Bleichroeder Acquisition Corp. I (which will be renamed Inflection Point Acquisition Corp. IV) (“Inflection Point”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with IPDX Merger Sub, Inc., a direct wholly-owned subsidiary of Inflection Point (“Merger Sub”), and Merlin Labs, Inc., a leading developer of assured, autonomous flight technology for defense customers (“Merlin Labs”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin Labs, with Merlin Labs continuing as the surviving company and a wholly-owned subsidiary of Inflection Point (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

On September 23, 2025, Merlin Labs issued a press release announcing a strategic partnership (the “Strategic Partnership”) with GE Aerospace (“GE Aerospace”) to pursue autonomy core development. This next-generation autonomy and pilot-assist platform will be designed to bring AI-enabled capabilities to existing and future military and civil aircraft and meet the growing demand for crew reduction and uncrewed flight capabilities. Merlin Labs believes the Strategic Partnership complements Merlin Labs’ and GE Aerospace’s capabilities and technologies and that GE Aerospace’s proven expertise in flight management systems and open system architecture, coupled with Merlin Labs’ autonomy software suite, avionics packages, and Datalink solutions, will provide operators with a scalable, certifiable, and future-ready solution to meet the growing demand for crew reduction, SPO, and uncrewed flight capabilities.

A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated into this Item 7.01 by reference herein.

The information furnished in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

Inflection Point and Merlin Labs are contemplating raising additional funds in private placement transactions exempt from the registration requirements of the Securities Act in order to support the Strategic Partnership. The private placement transactions will be conditioned upon, among other things, the consummation of the Business Combination.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Inflection Point intends to file a Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Merlin Labs in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination (the “Record Date”). This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and securityholders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Inflection Point as of record on the Record Date. Shareholders of Inflection Point will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. I, 1345 Avenue of the Americas, 47th FL, New York, NY 10105.

Participants in the Solicitation

Inflection Point and its directors, executive officers, other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Directors, Executive Officers and Corporate Governance - Conflicts of Interest” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025, and which is available free of charge at the SEC’s website at www.sec.gov, and supplemented by the section entitled “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of Inflection Point’s Current Report on Form 8-K, filed with the SEC on July 11, 2025, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Merlin Labs, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

This Current Report on Form 8-K and certain of the exhibits hereto contain certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act and Section 21(e) of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Inflection Point following the Business Combination (“New Merlin Labs”), including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Merlin Labs and other statements that are not historical facts.

These statements are based on the current expectations of the management of Inflection Point and/or Merlin Labs and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Merlin Labs. These statements are subject to a number of risks and uncertainties regarding Merlin Labs’ business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; failure to realize the anticipated benefits of the Strategic Partnership; failure to raise additional financing in connection with the Business Combination; the inability of the parties to consummate the Business Combination or the occurrence of any event; change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by shareholders of Inflection Point in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Merlin Labs or Inflection Point for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Merlin Labs and the timing of expected business milestones; the effects of competition on Merlin Labs’ business; the ability of New Merlin Labs to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Merlin Labs to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Merlin Labs presently do not know or that Inflection Point and Merlin Labs currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Merlin Labs’ expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Merlin Labs anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Merlin Labs may elect to update these forward-looking statements in the future, Inflection Point and Merlin Labs specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Merlin Labs’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated September 23, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLEICHROEDER ACQUISITION CORP. I

Date: September 23, 2025	By:	/s/ Michael Blitzer
		Name:	Michael Blitzer
		Title:	President and Chief Executive Officer

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